Notice to ASX and LSE

Notice of dividend currency exchange rates – 2017 interim dividend

15 September 2017

On 2 August 2017, Rio Tinto announced an interim dividend of 110.00 US cents per share for the half year ending 30 June 2017, with Rio Tinto Limited shareholders to be paid 137.72 Australian cents per ordinary share and Rio Tinto plc shareholders to be paid 83.13 pence per ordinary share.

As referred to in that announcement, the currency exchange rates which apply for Rio Tinto Limited shareholders who elect to receive the final dividend in pounds sterling and Rio Tinto plc shareholders who elect to receive the final dividend in Australian dollars are the currency exchange rates applicable on 14 September 2017, being five business days prior to the dividend payment date.

American Depositary Receipt (ADR) holders receive dividends in US dollars based on the pounds sterling currency exchange rate applicable on 14 September 2017.

This announcement confirms the currency exchange rates applicable for the 2017 interim dividend for shareholders who have made a currency election:

Declared dividend (110.00 US cents)	Exchange rate	Dividend per share following currency election/Dividend per ADR
137.72 Australian cents	0.59764	82.30 British pence
83.13 British pence	1.67325	139.11 Australian cents
83.13 British pence	1.335	110.99 US cents (ADR Holders)

The final dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 21 September 2017.

Steve Allen Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom   T +44 20 7781 2058 Registered in England

No. 719885

Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404